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FOR RELEASE NOVEMBER 21, 2001


                                        FILED BY: D&E COMMUNICATIONS, INC.
                     PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 SUBJECT COMPANY: D&E COMMUNICATIONS, INC.
                                           (COMMISSION FILE NO. 000-20709)

                 D&E COMMUNICATIONS, INC. ANNOUNCES CONDITIONAL
        AGREEMENT TO ACQUIRE CONESTOGA ENTERPRISES, INC. FOR $33 A SHARE


EPHRATA, PA - D&E Communications, Inc. (NASDAQ: DECC) announced today the signing of a conditional merger agreement to acquire Conestoga Enterprises, Inc. (NASDAQ: CENI). The merger agreement is subject to, and will only become effective upon, the termination of Conestoga's existing merger agreement with NTELOS Inc. that was announced on July 25, 2001.

D&E's conditional agreement to acquire Conestoga results from an unsolicited proposal first made by D&E to the Board of Directors of Conestoga in September, 2001. In approving the conditional merger agreement with D&E, Conestoga's Board of Directors had to determine that the D&E transaction, at $33.00 a share, is superior to the pending NTELOS transaction, which is currently valued at approximately $27.90 a share.

This transaction is an important step in D&E's strategy to become a leading rural wireline carrier within the mid-Atlantic region. As previously announced, D&E has agreed to sell its wireless telecommunications business. The conditional merger agreement, once effective, would require D&E and Conestoga to pursue a sale of Conestoga's wireless operations in connection with the closing of the Conestoga acquisition.

D&E's conditional merger agreement is structured as a "cash election" merger in which each Conestoga shareholder will have the option to receive cash and/or D&E common stock valued at $33.00 for each Conestoga share (for a total transaction value of $273.3 million). In the transaction, Conestoga shareholders will be able to choose from one of three options: (1) 55% of the merger consideration in cash and 45% in D&E common stock; (2) 100% in D&E common stock; or (3) 100% in cash; provided that in certain circumstances, pro ration may be applied to these elections and D&E has guaranteed that those shareholders electing to receive cash will receive a minimum of 55% of their consideration in cash. Conestoga shareholders will receive $33.00 per share, in stock, cash or a combination of both, as long as the average share price of D&E common stock before the closing is between $13.00 and $23.00. To the extent that this average is above $23.00 or below $13.00 per share, Conestoga shareholders will receive 1.4348 or 2.5385 shares of D&E stock, respectively, for each Conestoga share which is to be converted into D&E stock. So long as the value of D&E's common stock remains at a level where the value of the stock portion of the merger consideration is at least 40% of the total value of the merger consideration at closing, the transaction is expected to be a tax-free reorganization. In the event the average sale price of D&E's stock for any ten consecutive trading days prior to closing is less than $8.00, Conestoga would have the option to terminate the agreement.

Conestoga has notified NTELOS that its Board of Directors has withdrawn its recommendation of the NTELOS transaction and that Conestoga intends to terminate its agreement with NTELOS. Under the terms of Conestoga's agreement with NTELOS, Conestoga may not terminate the NTELOS merger
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agreement until December 7, 2001 (and during the intervening 10 business day period NTELOS will have the opportunity to amend the terms of its transaction with Conestoga so that the D&E transaction is no longer superior). If the Conestoga board determines at the end of such 10 business day period that the D&E transaction is still superior, it has agreed to terminate the NTELOS agreement, upon which the D&E agreement will become fully effective. Upon termination of the NTELOS agreement, Conestoga has agreed to pay NTELOS a $10 million termination fee.

D&E has received a fully underwritten commitment letter from CoBank to provide the debt financing required for its transaction.

The closing prices for D&E Common Stock and Conestoga Common Stock on NASDAQ were $20.00 and $24.50, respectively, on November 20, 2001.

All of D&E's Directors and executive officers, as well as the voting trust holding approximately 38.9% of D&E's outstanding common stock, have agreed to vote their shares of D&E common stock in favor of the D&E/Conestoga transaction.

No assurance can be given that Conestoga will terminate the NTELOS agreement and that the D&E agreement will become effective. D&E does not currently anticipate providing additional public disclosures regarding its proposed acquisition of Conestoga prior to the effectiveness or termination of D&E's conditional merger agreement.

Jefferies & Company, Inc. has acted as financial advisor to D&E in the transaction.

D&E is an integrated communications provider based in Lancaster County, Pennsylvania. Through its subsidiaries and affiliated companies, D&E offers both local and long distance service, Internet service, voice, data and video equipment, and systems integration services. Comprehensive information about D&E is available online at www.decommunications.com.


CONTACT:   D&E Communications, Inc.
           W. Garth Sprecher, Vice President and Secretary
           (717) 738-8304

Forward-looking statements made by D&E are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by the Company with the Securities and Exchange Commission, and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. D&E undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


If and when the conditional merger agreement becomes effective, D&E and Conestoga would anticipate filing a Joint Proxy Statement/Prospectus with the Commission shortly thereafter. Investors and security holders would then be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. IF AND
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WHEN THE CONDITIONAL MERGER AGREEMENT BECOMES EFFECTIVE, THE DEFINITIVE
REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE CONDITIONAL MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.